Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THE NASDAQ OMX GROUP, INC.

The NASDAQ OMX Group, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: Article Fourth, Paragraph C(6) of the Amended and Restated Certificate of Incorporation of The NASDAQ OMX Group, Inc. is hereby amended in its entirety to read as follows:

6.	Notwithstanding anything herein to the contrary, subparagraph 2 of this paragraph C. of this Article Fourth shall not be applicable to any Excess Shares beneficially owned by any person as may be approved for such exemption by the Board prior to the time such person beneficially owns more than five percent (5%) of the outstanding shares of stock entitled to vote on the election of a majority of directors at such time. For so long as Nasdaq shall control, directly or indirectly, any Self-Regulatory Subsidiary, a resolution of the Board to approve an exemption for any person under this subparagraph 6 of this paragraph C. of this Article Fourth shall not be permitted to become effective until such resolution has been filed with and approved by the Securities and Exchange Commission under Section 19 of the Exchange Act. The Board, however, may not approve an exemption under this subparagraph 6: (i) for a registered broker or dealer or an Affiliate thereof (provided that, for these purposes, an Affiliate shall not be deemed to include an entity that either owns ten percent or less of the equity of a broker or dealer, or the broker or dealer accounts for one percent or less of the gross revenues received by the consolidated entity); or (ii) an individual or entity that is subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act. The Board may approve an exemption for any other stockholder if the Board determines that granting such exemption would (A) not reasonably be expected to diminish the quality of, or public confidence in, Nasdaq or the Self-Regulatory Subsidiaries or the other operations of Nasdaq and its subsidiaries, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, (B) promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system, and (C) promote the prompt and accurate clearance and settlement of securities transactions (and to the extent applicable, derivative agreements, contracts and transactions), assure the safeguarding of securities and funds in the custody or control of the Self-Regulatory Subsidiaries that are clearing agencies or securities and funds for which they are responsible, foster cooperation and coordination with persons engaged in the clearance and settlement of securities transactions, and remove impediments to and perfect the mechanism of a national system for the prompt and accurate clearance and settlement of securities transactions. For purposes of this provision, “Self-Regulatory Subsidiary” shall mean any subsidiary of Nasdaq that is a self-regulatory organization as defined under Section 3(a)(26) of the Exchange Act.

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, The NASDAQ OMX Group, Inc. has caused this Certificate to be executed by its duly authorized officer this 17th day of November, 2014.

THE NASDAQ OMX GROUP, INC.

/s/ Joan C. Conley
Name:	Joan C. Conley
Title:	Senior Vice President and Corporate Secretary

2